                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                                  Amendment No. 4 to
                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                            ION LASER TECHNOLOGY, INC.
                                  (Name of Issuer)

                      COMMON STOCK, PAR VALUE $.001 PER SHARE
                            (Title of Class of Securities)

                                      461909 20 2
                                    (CUSIP Number)

                                  CRAIGH LEONARD, ESQ.
                                 RICHARDS & O'NEIL, LLP
                                    885 THIRD AVENUE
                                   NEW YORK, NEW YORK
                                         10022
                                      (212) 207-1200
                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                      November 21, 1997
                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

    Check the following box if a fee is being paid with this statement / /.

                                  SCHEDULE 13D


CUSIP            NO. 461909 20 2
-----  ------------------------------------
(1)    Name of reporting persons.............   LCO INVESTMENTS LIMITED

       S.S. or I.R.S. identification Nos
       of above persons......................

(2)    Check the appropriate box if a           (a) /X/
       member of a group(see instructions)...   (b) / /

(3)    SEC use only..........................

(4)    Source of funds (see instructions)....   WC

(5)    Check if disclosure of legal
       proceedings is required pursuant to
       items 2(d) or 2(e)....................   / /

(6)    Citizenship or place of
       organization..........................   GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(7)    Sole voting power.....................   1,820,092 (which includes 1,173,334
                                                shares subject to purchase within 60
                                                days upon the exercise of certain
                                                options)

(8)    Shared voting power ..................   None

(9)    Sole dispositive power................   1,820,092 (which includes 1,173,334
                                                shares subject to purchase within 60
                                                days upon the exercise of certain
                                                options)



CUSIP            NO. 461909 20 2
-----  ------------------------------------
(10)   Shared dispositive power............     None
(11)   Aggregate amount beneficially owned
       by each reporting person............     1,820,092 (which includes 1,173,334
                                                shares subject to purchase within 60
                                                days upon the exercise of certain
                                                options)

(12)   Check if the aggregate amount in
       Row (11) excludes certain shares (see
       instructions).......................     / /

(13)   Percent of class represented by
       amount in Row (11)..................     26.1%

(14)   Type of reporting person (see
       instructions).......................     CO


                                  SCHEDULE 13D


CUSIP            NO. 461909 20 2
-----  ----------------------------------
(1)    Name of reporting persons...........      THE ERSE TRUST

       S.S. or I.R.S. identification Nos. of
       above persons.......................

(2)    Check the appropriate box if a           (a) /X/
       member of a group
       (see instructions)..................     (b) / /

(3)    SEC use only........................

(4)    Source of funds (see instructions)..     Not Applicable

(5)    Check if disclosure of legal
       proceedings is required pursuant to
       items 2(d) or 2(e)..................     / /

(6)    Citizenship or place of
       organization........................     GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(7)    Sole voting power...................     None
(8)    Shared voting power.................     None
(9)    Sole dispositive power..............     None
(10)   Shared dispositive power............     None



CUSIP            NO. 461909 20 2
-----  ------------------------------------

(11)   Aggregate amount beneficially owned
       by each reporting person............     1,820,092 (which includes 1,173,334
                                                shares subject to purchase within 60
                                                days upon the exercise of certain
                                                options)

(12)   Check if the aggregate amount in
       Row (11) excludes certain shares
       (see instructions)..................     / /

(13)   Percent of class represented by
       amount in Row (11)..................     26.1%

(14)   Type of reporting person (see
       instructions).......................     00 (Trust)


The inclusion of The ERSE Trust in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D

CUSIP            NO. 461909 20 2
-----  -------------------------------------
(1)    Name of reporting persons...........      CAP ADVISERS LIMITED

       S.S. or I.R.S. identification Nos. of
       above persons.......................

(2)    Check the appropriate box if a           (a) /X/
       member of a group
       (see instructions)..................     (b) / /

(3)    SEC use only........................

(4)    Source of funds (see instructions)..     Not Applicable

(5)    Check if disclosure of legal             11
       proceedings is required pursuant to
       items 2(d) or 2(e)..................     / /

(6)    Citizenship or place of
       organization........................     UNITED KINGDOM

Number of shares beneficially owned by each reporting person with:

(7)    Sole voting power...................     None
(8)    Shared voting power.................     None
(9)    Sole dispositive power..............     None
(10)   Shared dispositive power............     None


CUSIP            NO. 461909 20 2
-----  -------------------------------------
(11)   Aggregate amount beneficially owned
       by each reporting person............     1,820,092 (which includes 1,173,334
                                                shares subject to purchase within 60
                                                days upon the exercise of certain
                                                options)

(12)   Check if the aggregate amount in
       Row (11) excludes certain shares
       (see instructions)..................     / /

(13)   Percent of class represented by
       amount in Row (11)..................     26.1%

(14)   Type of reporting person (see
       instructions).......................      CO


The inclusion of CAP Advisers Limited in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.


CUSIP            NO. 461909 20 2
-----  -------------------------------------

(1)    Names of reporting persons..........     RICHARD S. BRADDOCK

       S.S. or I.R.S. identification
       Nos. of above persons...............

(2)    Check the appropriate box                (a) /X/
       if a member of a group
       (see instructions)..................     (b) / /

(3)    SEC use only........................

(4)    Source of funds (see
       instructions).......................     PF

(5)    Check if disclosure of legal
       procedures is required pursuant to
       items 2(d) or 2(e)..................     / /

(6)    Citizenship or place of
       organization........................     UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)    Sole voting power...................     478,047 (which includes 308,333
                                                shares subject to purchase within 60
                                                days upon the exercise of certain
                                                options)

(8)    Shared voting power.................     None

(9)    Sole dispositive power..............     478,047 (which includes 308,333
                                                shares subject to purchase within 60
                                                days upon the exercise of certain
                                                options)

(10)   Shared dispositive power............     None

                                  Page 8 of 21


CUSIP            NO. 461909 20 2
-----  -------------------------------------
(11)   Aggregate amount beneficially owned
       by each reporting person............     478,047 (which includes 308,333
                                                shares subject to purchase within 60
                                                days upon the exercise of certain
                                                options)

(12)   Check if the aggregate amount in
       Row (11) excludes certain shares
       (see instructions)..................     / /

(13)   Percent of class represented by
       amount in Row (11)..................     7.8%

(14)   Type of reporting person
       (see instructions)..................     IN


CUSIP            NO. 461909 20 2
-----  -------------------------------------
(1)    Names of reporting persons..........    ANTHONY M. PILARO

       S.S. or I.R.S. identification
       Nos. of above persons...............

(2)    Check the appropriate box                (a) /X/
       if a member of a group
       (see instructions)...................    (b) / /

(3)    SEC use only........................

(4)    Source of funds (see
       instructions).......................     Not Applicable

(5)    Check if disclosure of legal
       procedures is required pursuant to
       items 2(d) or 2(e)..................     / /

(6)    Citizenship or place of
       organization........................     IRELAND

Number of shares beneficially owned
by each reporting person with:

(7)    Sole voting power...................     None

(8)    Shared voting power.................     None

(9)    Sole dispositive power..............     None

(10)   Shared dispositive power............     None

(11)   Aggregate amount beneficially owned
       by each reporting person............     1,820,092 (which includes 1,173,334
                                                shares subject to purchase within 60
                                                days upon the exercise of certain
                                                options)

CUSIP            NO. 461909 20 2
-----  -------------------------------------
(12)   Check if the aggregate amount
       in Row (11) excludes certain shares
       (see instructions)..................     / /

(13)   Percent of class represented by
       amount in Row (11)..................     26.1%

(14)   Type of reporting person
       (see instructions)..................     IN



The inclusion of Anthony M. Pilaro in this Statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

CUSIP            NO. 461909 20 2
-----  -------------------------------------
(1)    Names of reporting persons..........      RICHARD TREFZ

       S.S. or I.R.S. identification
       Nos. of above persons...............

(2)    Check the appropriate box                (a) /X/
       if a member  of a group
       (see instructions)..................     (b) / /

(3)    SEC use only........................

(4)    Source of funds (see
       instructions).......................     PF

(5)    Check if disclosure of legal
       procedures is required pursuant to
       items 2(d) or 2(e)..................     / /

(6)    Citizenship or place of
       organization........................     UNITED STATES

Number of shares beneficially owned
by each reporting person with:

(7)    Sole voting power....................    None

(8)    Shared voting power..................    None

(9)    Sole dispositive power...............    None

(10)   Shared dispositive power.............    None

(11)   Aggregate amount beneficially owned
       by each reporting person............     50,000


(12)   Check if the aggregate amount in
       Row (11) excludes certain shares (see
       instructions).......................     /X/

(13)   Percent of class represented by
       amount in Row (11)..................     0.9%

(14)   Type of reporting person
       (see instructions)..................     IN

                    ION LASER TECHNOLOGY, INC. SCHEDULE 13D
                                AMENDMENT NO. 4

    NOTE: This Amendment No. 4 amends a Statement on Schedule 13D filed on April 11, 1996, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on May 23, 1997, and by an Amendment No. 3 filed on September 24, 1997 on behalf of LCO Investments Limited, The ERSE Trust, CAP Advisers Limited, Richard S. Braddock, Anthony M. Pilaro and Richard Trefz.

    This Amendment No. 4 is being filed to reflect (i) the addition of Richard Trefz as a reporting person within this group, (ii) the deletion of Lynn B. Barney as a reporting person within this group, (iii) the termination of a carried interest in favor of Andrew Hofmeister in certain shares of Common Stock held by LCO Investments Limited, and (iv) the granting by CAP Advisers Limited to Richard Trefz of an option in certain shares of Common Stock and other consideration in respect of consulting services. Items 2, 3, 4, 5 and 6 have been amended accordingly. A cover page for Mr. Trefz has been added. The cover page for Mr. Barney has been deleted.

Item 1. Identity and Background.

        The first paragraph of Item 2 is amended and restated to read in its entirety as follows:

        This Statement is filed by a group comprised of LCO Investments Limited, The ERSE Trust, CAP Advisers Limited, Richard S. Braddock, Anthony M. Pilaro and Richard Trefz (each, a "Reporting Person").

        The information disclosed in Item 2 regarding Lynn B. Barney is hereby deleted.

        The following paragraphs are added at the end of Item 2:

        Richard Trefz (a) A person included within the group filing this Statement is Mr. Richard Trefz ("Mr. Trefz").

        (b) The business address of Mr. Trefz is 428 Wheatsheaf Road, Springfield, Pennsylvania 19060.

        (c) Mr. Trefz's principal occupation is to serve as the divisional Chief Executive Officer of Inductotherm Industries, Inc. He is also a Director of the Company.

        (d) During the last five years, Mr. Trefz has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) During the last five years, Mr. Trefz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Trefz is a United States citizen.

Item 2. Source and Amount of Funds or Other Consideration.

        Item 3 is hereby amended to delete all information with respect to Lynn B. Barney. accordingly, the second paragraph and the last paragraph of item 3 are deleted in their entirety.

        Item 3 is hereby amended by adding the following paragraph at the end thereof:

        On November 25, 1997, CAP Advisers agreed to grant to Mr. Trefz options to purchase 50,000 shares of Common Stock from CAP Advisers or its affiliate at an exercise price of $4.00 per share.

Item 4. Purpose of Transactions

    Item 4 is hereby amended to delete all information with respect to Lynn B. Barney. Accordingly, (i) the second sentence of Item 4 is deleted in its entirety, (ii) the reference to Mr. Barney in the third sentence of Item 4 is deleted, and (iii) the last sentence of subparagraph (i) of Item 4 is deleted in its entirety.

    Item 4 is hereby further amended by adding the following sentences at the end thereof:

        On November 21, 1997, Richard Trefz ("Mr. Trefz") was elected as a Director of the Company to replace Lynn B. Barney. On November 25, 1997, Mr. Trefz and CAP Advisers agreed to the fundamental terms of an Agreement (the "Trefz Consultancy Agreement"), which is discussed in Item 6 below. So long as he is a Director, Mr. Trefz will have the power to influence the management, strategies and conduct of the business and affairs of the Company.

Item 5. Interest in Securities of the Issuer.

    The first sentence of paragraph (a) of Item 5 is hereby amended and restated to read in its entirety as follows:

        As of the date hereof, LCO Investments directly holds and beneficially owns 1,820,092 shares of Common Stock, which constitutes 26.1% of the 6,978,125 shares of Common Stock which are believed to be the total number of shares of Common Stock outstanding on the date hereof (which includes 1,173,334 shares subject to purchase within 60 days upon the exercise by LCO Investments of certain options).

    The last sentence of the first paragraph of paragraph (a) of Item 5 is hereby amended and restated to read in its entirety as follows:

        After eliminating shares under common beneficial ownership, the group owns an aggregate of 2,298,139 shares of Common Stock which constitutes 31.5% of the 7,286,458 shares outstanding (which includes the shares subject to purchase within 60 days upon the exercise by LCO Investments and Mr. Braddock of certain options).

    The second paragraph of paragraph (b) of Item 5 is hereby deleted in its entirety.

    The last paragraph of paragraph (b) of Item 5 is amended and restated to read in its entirety as follows:

        The voting and dispositive power of LCO Investments, Mr. Braddock and Mr. Trefz is set forth in the following table. CAP Advisers (Dublin Branch) is the sole trustee of ERSE Trust, which wholly-owns LCO Investments. Mr. Pilaro is the Chairman of

    CAP Advisers. CAP Advisers, ERSE Trust and Mr. Pilaro are included in this Statement because of such relationships, although CAP Advisers, ERSE Trust and Mr. Pilaro do not have a right to vote or dispose of any shares of Common Stock listed below with respect to LCO Investments. The inclusion of CAP Advisers, ERSE Trust and Mr. Pilaro should not be construed as an admission that any of such parties is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                                                                                         Sole
Name                                                 Sole Vote      Shared Vote       Disposition      Shared Disposition
---------------------------------------------------  ----------  -----------------  ---------------  -----------------------
LCO Investments....................................   1,820,092              0          1,820,092                   0
Richard S. Braddock................................     478,047              0            478,047                   0
Richard Trefz......................................           0              0                  0                   0

        The 1,820,092 shares of Common Stock listed in the above table for which LCO Investments has sole voting power and sole dispositive power includes 1,173,334 shares subject to purchase within 60 days upon the exercise by LCO Investments of certain options, as well as 50,000 shares subject to sale to Mr. Trefz upon the exercise by Mr. Trefz of certain options. The 478,047 shares listed above with respect to Mr. Braddock includes 308,333 shares subject to purchase within 60 days upon the exercise by Mr. Braddock of certain options. Pursuant to the Trefz Consultancy Agreement, Mr. Trefz has the option, exercisable within 60 days, to purchase 50,000 shares of Common Stock from CAP Advisers or its affiliate.

    The third paragraph of paragraph (c) of Item 5 is deleted in its entirety.

    Item 5 is hereby further amended by adding the following paragraph at the end of paragraph (c) thereof:

    On November 25, 1997, CAP Advisers and Mr. Trefz agreed to the fundamental terms of the Trefz Consultancy Agreement. Pursuant to that agreement, CAP Adviser grants to Mr. Trefz options to purchase 50,000 shares of Common Stock from CAP Advisers or an affiliate at $4.00 per share.

    Paragraph (d) is amended and restated in its entirety to read as follows:

    No person other than LCO Investments is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares of Common Stock and options acquired by LCO Investments under the Purchase Agreement, the May 1997 Purchase Agreement, and through open market and other purchases, except as described in Item 6 below with respect to Mr. Braddock and Mr. Trefz.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

    Item 6 is hereby amended by deleting the last two paragraphs thereof with respect to Andrew Hofmeister and his carried interest described therein in certain shares of Common Stock held by LCO Investments and by adding the following paragraph at the end of Item 6:

        Pursuant to the Trefz Consultancy Agreement, (i) CAP Advisers will pay Mr. Trefz a consulting fee at the rate of $50,000 per annum, (ii) CAP Advisers grants Mr. Trefz an option to purchase 50,000 shares of Common Stock from CAP Advisers or its affiliate at an exercise price of $4.00 per share, and (iii) Mr. Trefz agrees to provide consulting services to CAP Advisers and certain designated entities with respect to their investment in the Company. The Trefz Consultancy Agreement is terminable by either CAP Advisers or Mr. Trefz on 30 days prior written notice to the other party.

Item 7. Material to be Filed as Exhibits.

    Exhibit G, previously filed, the Irrevocable Voting Proxy of Mr. Barney appointing LCO Investments, is hereby deleted in its entirety.

    Exhibit Q, which appears on pages 20 through 21 of this Amendment No. 4, is a Joint Filing Agreement among LCO Investments, ERSE Trust, CAP Advisers, Richard S. Braddock, Anthony M. Pilaro and Richard Trefz.

                                  Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 26, 1997

                                       LCO INVESTMENTS LIMITED

                                       By: /s/ Craigh Leonard
                                           -----------------------------------
                                           Craigh Leonard, Attorney-in-Fact

                                       THE ERSE TRUST

                                       By: /s/ Craigh Leonard
                                           -----------------------------------
                                           Craigh Leonard, Attorney-in-Fact

                                       CAP ADVISERS LIMITED

                                       By: /s/ Craigh Leonard
                                           -----------------------------------
                                           Craigh Leonard, Attorney-in-Fact

                                           /s/ Richard S. Braddock
                                           -----------------------------------
                                           Richard S. Braddock

                                           /s/ Craigh Leonard
                                           -----------------------------------
                                           Anthony M. Pilaro, by
                                           Craigh Leonard, Attorney-in-Fact

                                           /s/ Richard Trefz
                                           -----------------------------------
                                           Richard Trefz

                           JOINT FILING AGREEMENT AMONG
                    LCO INVESTMENTS LIMITED, THE ERSE TRUST,
                   CAP ADVISERS LIMITED, RICHARD S. BRADDOCK,
                      ANTHONY M. PILARO AND RICHARD TREFZ

    AGREEMENT, dated as of November 26, 1997, among LCO Investments Limited, The ERSE Trust, CAP Advisers Limited, Richard S. Braddock, Anthony M. Pilaro and Richard Trefz.

                           W I T N E S S E T H:

    WHEREAS, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the "Act"), only one Statement and any amendments thereto need be filed whenever two or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of them.

    NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

    LCO Investments Limited, The ERSE Trust, CAP Advisers Limited, Richard S. Braddock, Anthony M. Pilaro and Richard Trefz do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file an Amendment No. 4 to Schedule 13D relating to their ownership of the Common Stock of Ion Laser Technology, Inc., and do hereby further agree that said Amendment shall be filed on behalf of each of them.

                                       LCO INVESTMENTS LIMITED

                                       By: /s/ Craigh Leonard
                                           -----------------------------------
                                           Craigh Leonard Attorney-in-Fact

                                       THE ERSE TRUST

                                       By: /s/ Craigh Leonard
                                           -----------------------------------
                                           Craigh Leonard, Attorney-in-Fact

                                       CAP ADVISERS LIMITED

                                       By: /s/ Craigh Leonard
                                           -----------------------------------
                                           Craigh Leonard, Attorney-in-Fact

                                           /s/ Richard S. Braddock
                                           -----------------------------------
                                           Richard S. Braddock

                                           /s/ Craigh Leonard
                                           -----------------------------------
                                           Anthony M. Pilaro, by
                                           Craigh Leonard, Attorney-in-Fact

                                           /s/ Richard Trefz
                                           -----------------------------------
                                           Richard Trefz